

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 25, 2007

Mr. E. Geoffrey Albers
Chief Executive Officer and Chief Financial Officer
Australian Oil & Gas Corporation
2480 North Tolemac Way
Prescott, AZ 86305

> **Re: Australian Oil & Gas Corporation**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 000-26721**

Dear Mr. Albers:

We have reviewed your Form 10-KSB for the fiscal year ended December 31, 2006, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Controls and Procedures, page 24

1.   We note that you concluded that your disclosure controls and procedures are effective in timely alerting management to material information relating to you required to be included in your periodic SEC filings. However, the second paragraph under Item 8A of your Form 10-KSB provides a broader definition of disclosure controls and procedures. Please conclude, if true, that your disclosure controls and procedures are effective, and do not narrow the scope of your conclusion that they are effective only in timely alerting management to material information required to be included in your periodic SEC filings.

2.   Please revise your disclosure regarding changes in your internal controls to disclose any change in your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-B for additional guidance.

Consolidated Financial Statements, page F-1

Consolidated Statement of Operations, page F-4

3.   We note that you recorded an extraordinary gain on purchase of subsidiaries for $306 thousand during 2006. Please describe to us in greater detail what the extraordinary gain represents, and tell us the specific accounting literature that you relied upon in determining how to account for the gain. If the gain represents negative goodwill, tell us how you determined the amount of the extraordinary gain recorded.

4.   We note that you recorded compensation expense that appears to represent stock awards to your Chief Executive Officer. Please present the compensation expense on your statements of operations using the function of the expense (for example, general and administrative expense or exploration expense). Refer to SAB Topic 14:F for additional guidance.

5.   Please tell us why you include currency exchange loss and interest expense in operating expenses as opposed to including them within other income and expense. The nature of these expenses does not seem directly attributable to your primary operations.

Consolidated Statement of Cash Flows, page F-6

6.   We note that you have outstanding at December 31, 2006 convertible notes for
        $276 thousand. Please tell us where on your statement of cash flows you have
        recorded the proceeds from the issuance of convertible notes.

7.   Please remove the sub-total after adjustments for non-cash items within cash
        flows from operating activities

Notes to Consolidated Financial Statements, page F-7

Note 1: Organization, page F-7

8.   We note that you refer to yourself as a development stage enterprise throughout
        your annual report. Please revise to refer to yourself as an exploration stage
        enterprise since you do not hold any proven or probable reserves.

Note 2: Summary of Significant Accounting Policies, page F-7

Undeveloped mineral interests and oil and gas properties, page F-7

9.   We note that you use the successful efforts method of accounting. Please expand
        your policy footnote to disclose how you apply the successful efforts method of
        accounting under SFAS 19. In this regard, disclose how you account for costs to
        acquire and explore properties.

Note 7: Common Stock, page F-10

10.   We note that you refer to "the Plan", but we cannot locate a description or
        definition of that term. Please expand your disclosure to provide a description of
        the Plan or remove references to it.

Note 9: Acquisition of Subsidiaries, page F-10

11.   Please disclose how you accounted for the acquisitions of Nations and Alpha, and
        describe to us in detail how you applied SFAS 141 to the acquisitions. In this
        regard, tell us the following:
        • whether you acquired a business or productive assets pursuant to paragraph 9
          of SFAS 141 and EITF 98-3;
        • the ownership percentages of your Chief Executive Officer, Mr. Albers, in
          each of Australian Oil and Gas Corp, Nations and Alpha prior to the
          acquisitions; and
        • how your disclosures in your Form 10-KSB comply with the disclosure
          requirements of paragraphs 51 to 56 of SFAS 141.

Note 12: Pro Forma Financial Statements, page F-11

12.   Please tell us how you considered the guidance set forth in Article 11 of Regulation S-X in presenting pro forma financial statements to give effect to the acquisitions of Alpha and Nations.   In addition, reconcile for us the revenues and expenses of AOGC for 2006 as presented on pages F-4 and F-12.

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Exhibit 31

13.   Please conform your certification to that found in Regulation S-B, Item 601(b)(31). In this regard, remove the titles from the opening line.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688 or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief